United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM U-9C-3
QUARTERLY REPORT PURSUANT TO RULE 58
For the Quarterly Period Ending June 30, 2003

National Fuel Gas Company
(Name of Registered Holding Company)

10 Lafayette Square
Buffalo, New York 14203
(Name of Principal Executive Officer)

Inquiries concerning this Form U-9C-3 may be directed to:
James R. Peterson
Assistant Secretary
National Fuel Gas Company
Suite 1500
10 Lafayette Square
Buffalo, New York 14203
(716) 857-7702

ITEM 1 - ORGANIZATION CHART

  Name of Reporting Co.      Energy or Gas Related    Date of Organization   State of Organization  Percentage of Voting Securities          Nature of Business Held

National Fuel Gas Company           Holding                  1902                 New Jersey        Holds all voting securities of    National Fuel Gas Company is an
                                                                                                    the reporting companies,          integrated natural gas operation
                                                                                                    directly or indirectly, except    engaged in owning and holding
                                                                                                    as indicated below.               securities issued by its subsidiaries.

Seneca Independence                   Gas                    1996                  Delaware         100%                              Holds a 33 1/3% general partnership
Pipeline Company                                                                                                                      interest in Independence Pipeline
                                                                                                                                      Company, which was not formed under
                                                                                                                                      Rule 58.

Niagara Independence                Holding                  1997                  Delaware         100%                              Holds the 33-1/3% general partnership
Marketing Company                                                                                                                     interest in DirectLink Gas Marketing
                                                                                                                                      Company.

DirectLink Gas Marketing              Gas                    1997                  Delaware         33-1/3%                           Gas marketing.
Company

Upstate Energy Inc.                   Gas                    1997                  New York         100%                              Gas marketing and related activities.

Seneca Resources                    Holding                  1913                Pennsylvania       100%                              Holds a 50% general partnership
Corporation                                                                                                                           interest in the Roystone Gas
                                                                                                                                      Processing Plant which was acquired
                                                                                                                                      pursuant to Rule 58, and a non-voting
                                                                                                                                      ownership interest in Highland Forest
                                                                                                                                      Resources, Inc.

Roystone Gas Processing               Gas                    1994                Pennsylvania       50%                               Processes natural gas and sells
Plant                                                                                               (general partnership)             natural gas liquids.

Horizon Power, Inc.                 Holding                  1995                  New York         100%                              Holds a 50% limited liability company
                                                                                                                                      interest in each of Seneca Energy II,
                                                                                                                                      LLC and Model City Energy, LLC.

Seneca Energy II, LLC               Energy                   2000                  New York         50%                               Landfill gas-powered electric
                                                                                                                                      generation.

Model City Energy, LLC              Energy                   2000                  New York         50%                               Landfill gas-powered electric
                                                                                                                                      generation.

Highland Forest Resources,          Holding                  2003                  New York         100%                              Holds sole membership interest in
Inc.                                                                                                                                  Empire State Pipeline Company LLC and
                                                                                                                                      St. Clair Pipeline Company LLC.

Empire State Pipeline                 Gas                    2003                  New York         100%                              Holds a 50% joint venture interest in
Company LLC                                                                                                                           Empire State Pipeline.

St. Clair Pipeline Company            Gas                    2003                  New York         100%                              Holds a 50% joint venture interest in
LLC                                                                                                                                   Empire State Pipeline.

Empire State Pipeline                 Gas                    2003                  New York         100%                              Natural gas pipeline.

Toro Partner LLC (new)                Gas                    2003                  Delaware         100%                              Gas marketing and related activities.

Toro Partners, LP (new)               Gas                    1999                    Texas          100%                              Gas marketing and related activities.

Toro Energy of Indiana,               Gas                    2000                    Texas          100%                              Gas marketing and related activities.
LLC (new)

Toro Energy of Kentucky,              Gas                    1999                  Delaware         100%                              Gas marketing and related activities.
LLC (new)

Toro Energy of Maryland,              Gas                    1999                    Texas          100%                              Gas marketing and related activities.
LLC (new)

Toro Energy of Michigan,              Gas                    1999                  Delaware         100%                              Gas marketing and related activities.
LLC (new)

Toro Energy of Missouri,              Gas                    1999                    Texas          100%                              Gas marketing and related activities.
LLC (new)

Toro Energy of Ohio, LLC              Gas                    1999                  Delaware         100%                              Gas marketing and related activities.
(new)

Toro Energy of                        Gas                    2001                    Texas          100%                              Gas marketing and related activities.
Ohio-American, LLC (new)

Toro Energy of                        Gas                    1999                  Delaware         100%                              Gas marketing and related activities.
Ohio-Statewide, LLC (new)

NARRATIVE DESCRIPTION:

         National Fuel Gas Company, Niagara Independence Marketing Company ("Niagara") Seneca Resources Corporation ("Seneca
Resources"), Horizon Power, Inc. ("Power," an exempt wholesale generator) and Highland Forest Resources, Inc. ("Highland") are not
"reporting companies" but are included in this Item 1 because they hold, directly or indirectly, voting securities issued by reporting companies as indicated above.

         During the quarter ended June 30, 2003, the reporting companies engaged in the following activities:

         Seneca Independence Pipeline Company ("SIP") retained its 33 1/3% general partnership interest in Independence Pipeline
Company, pursuant to approval by the SEC under the Public Utility Holding Company Act of 1935 (see File 70-9117, HCAR No. 35-26840).
SIP's transactions this quarter are described in its financial statements at Item 6.

         Niagara retained its 33 1/3% interest in DirectLink Gas Marketing Company ("DirectLink").  Niagara's and DirectLink's
transactions this quarter are described in their financial statements at Item 6.

         Upstate Energy Inc. ("Upstate") formed Toro Partner LLC pursuant to Rule 58, and Upstate and Toro Partner LLC acquired Toro
Partners, LP pursuant to Rule 58.  Toro Partners, LP engaged in natural gas marketing and related activities through eight wholly owned limited liability companies.

         Roystone Gas Processing Plant ("Roystone") engaged in processing natural gas and selling natural gas liquids during the quarter.

         Seneca Energy II, LLC ("Seneca Energy") and Model City Energy, LLC ("Model City"), each a "qualifying facility" under the
Public Utility Regulatory Policies Act of 1978, as amended, engaged in electric generation activities.

         Empire State Pipeline Company LLC ("ESPC") and St. Clair Pipeline Company LLC ("SCPC") each held a 50% joint venture interest in Empire State Pipeline ("Empire"), which engaged in natural gas transportation activities during the quarter.

ITEM 2 - ISSUANCE OF SECURITIES AND CAPITAL CONTRIBUTIONS

                                                       Principal                                                   Person to                               Consideration
                                                       Amount of                                               Whom Security Was     Collateral Given      Received for
Company Issuing Stock    Type of Security Issued       Security      Issue or Renewal      Cost of Capital          Issued            With Security        Each Security

SIP                    Note*                             $ 100,000                                            National Fuel Gas
                                                                                                              Company
DirectLink             No transactions this quarter

Niagara                No transactions this quarter

Upstate                Note*                           $47,700,000                                            National Fuel Gas
                       Note*                             $ 400,000                                            Company

Roystone               No transactions this quarter

Seneca Energy          No transactions this quarter

Model City             No transactions this quarter

Empire                 No transactions this quarter

Toro Partner LLC       LLC membership interest            N/A                                                 Upstate

Toro Partner LLC       Promissory Note                $48,000,000                                             Upstate

*        Represents an increase in the principal balance of borrowings from the National Fuel Gas Company System Money Pool as compared with the balance from the preceding day.

           Company Contributing Capital                       Company Receiving Capital                   Amount of Capital Contribution

                       Power                                        Seneca Energy                                  $375,000

ITEM 3 - ASSOCIATE TRANSACTIONS

                         PART 1 - TRANSACTIONS PERFORMED BY REPORTING COMPANY ON BEHALF OF ASSOCIATE COMPANIES

Reporting Co. Rendering    Associate Co.           Types of Services        Direct Costs         Indirect Costs     Cost of
Services                   Receiving Services      Rendered                 Charged              Charged            Capital         Total Amount Billed

Roystone                   Seneca Resources        Natural gas processing   $32,530              $0                 $0              $32,530

Empire provided regulated natural gas transportation services to its associate companies, National Fuel Gas Distribution Corporation (“Distribution”) and National Fuel Resources, Inc., pursuant to Empire's NYPSC tariff, but such services are “exempted transactions” pursuant to Rule 81 under the Public Utility Holding Company Act of 1935 (17 CFR Sec. 250.81).

                         PART 2 - TRANSACTIONS PERFORMED BY ASSOCIATE COMPANIES ON BEHALF OF REPORTING COMPANY

Associate Co.            Reporting Co.        Types of Services   Direct Costs    Indirect     Cost of Capital      Total Amount Billed
Rendering Services       Receiving Services   Rendered            Charged         Costs
                                                                                  Charged

Supply                   SIP                  Managerial,         $675            $0           $0                   $675
                                              financial, legal
                                              and other similar
                                              services.

Power                    Seneca Energy        Accounting          $0              $0           $0                   $0
                                              services.

Power                    Model City           Accounting          $0              $0           $0                   $0
                                              services.

Power                    Model City           Sales brokerage     $0              $0           $0                   $0
                                              and
                                              administrative
                                              services.

Supply                   Empire               Operational,        $130,019        $0           $0                   $130,019
                                              maintenance,
                                              administrative
                                              and similar
                                              services.

Distribution             Empire               Operational,        $274,774        $0           $0                   $274,774
                                              administrative
                                              and similar
                                              services.

ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT

Investments in Energy-Related Companies:
Confidential Treatment requested pursuant to Rule 104(b)

Investments in Gas-Related Companies:
Confidential Treatment requested pursuant to Rule 104(b)

ITEM 5 - OTHER INVESTMENTS

Major Line of Energy-Related Business	Other Investment in last U-9C-3 Report	Other Investment in This U-9C-3 Report	Reason For Difference in Other Investment

NONE

ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

A. Financial Statements:

Balance Sheet for SIP	Confidential treatment requested pursuant to Rule 104(b)
Income Statement for SIP	Confidential treatment requested pursuant to Rule 104(b)
Balance Sheet for Niagara	Confidential treatment requested pursuant to Rule 104(b)
Income Statement of Niagara	Confidential treatment requested pursuant to Rule 104(b)
Balance Sheet for DirectLink	Confidential treatment requested pursuant to Rule 104(b)
Income Statement for DirectLink	Confidential treatment requested pursuant to Rule 104(b)
Balance Sheet for Upstate	Confidential treatment requested pursuant to Rule 104(b)
Income Statement for Upstate	Confidential treatment requested pursuant to Rule 104(b)
Balance Sheet for Roystone	Confidential treatment requested pursuant to Rule 104(b)
Income Statement for Roystone	Confidential treatment requested pursuant to Rule 104(b)
Balance Sheet for Seneca Energy	Confidential treatment requested pursuant to Rule 104(b)
Income Statement for Seneca Energy	Confidential treatment requested pursuant to Rule 104(b)
Balance Sheet for Model City	Confidential treatment requested pursuant to Rule 104(b)
Income Statement for Model City	Confidential treatment requested pursuant to Rule 104(b)
Balance Sheet for Empire	Confidential treatment requested pursuant to Rule 104(b)
Income Statement for Empire	Confidential treatment requested pursuant to Rule 104(b)

     B. Exhibits:

Operating and Maintenance Agreement between Empire State Pipeline and National Fuel Gas Supply Corporation (Confidential treatment requested pursuant to Rule 104(b)): EXHIBIT A

Certificate stating that a copy of the report for the previous quarter has been filed with interested state commissions: EXHIBIT B

SIGNATURES

      Pursuant to the requirements of the Public Utility Holding Company Act of 1935, National Fuel Gas Company has duly caused this report to be signed and authorized on its behalf by the undersigned.

Dated: August 29, 2003

NATIONAL FUEL GAS COMPANY

By: /s/ James R. Peterson
James R. Peterson
Assistant Secretary

EXHIBIT B

NATIONAL FUEL GAS COMPANY
CERTIFICATE

      The undersigned certifies that he is the duly designated and acting Assistant Secretary of National Fuel Gas Company, a New Jersey Corporation, and that the report on Form U-9C-3 for the previous quarter was filed with National Fuel Gas Company's interested State Commissions whose names and addresses are listed below:

State of New York Public Service Commission
3 Empire State Plaza
Albany, New York 12223-1350

Pennsylvania Public Utility Commission
P.O. Box 3265
North Office Building
Harrisburg, Pennsylvania 17120

IN WITNESS WHEREOF, I have hereunto set my hand as of the 29th day of August, 2003.

/s/ James R. Peterson
James R. Peterson
Assistant Secretary